UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                Amendment No. __


                          Vista Exploration Corporation
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                                  -------------
                         (Title of Class of Securities)

                                   92835R 10 8
                                   -----------
                                 (CUSIP Number)

                               September 16, 2002
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [ ]      Rule 13d-1(b)

            [X]      Rule 13d-1(c)

            [ ]      Rule 13d-1(d)



The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1)   Names of Reporting Persons; I.R.S. Identification Nos. (entities only)

     Ronda Dumovich

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  [ ]
     (b)  [ ]

3)   SEC Use Only

4)   Citizenship or Place of Organization      USA

Number of            5)   Sole Voting Power                        100,000
Shares
Beneficially
Owned                6)   Shared Voting Power                            0
by Each
Reporting
Person               7)   Sole Dispositive Power                   100,000
With

                     8)   Shared Dispositive Power                       0

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     100,000

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11)  Percent of Class Represented by Amount in Row (9)

     5.9%

12)  Type of Reporting Persons (See Instructions)

     IN

Item 1.

(a)  Name of issuer: Vista Exploration Corporation

(b)  Address of issuer's principal executive offices:

     11952 Farley, Shawnee Mission, KS 66213

Item 2.

(a)  Name of Person Filing: Ronda Dumovich

(b)  Address of Principal Business Address:

     12340 Augusta Drive, Kansas City, KS 66109

(c)  Citizenship: Unites States of America

(d)  Title of Class of Securities: Common Stock

(e)  CUSIP Number: 92835R 10 8

Item 4. Ownership.

(a)  Amount beneficially owned: 100,000

(b)  Percent of class: 5.9%

(c)  Number of shares as to which such person has:

     (i)  Sole power to vote or to direct the vote: 100,000
     (ii) Shared power to vote or to direct the vote: 0
     (iii) Sole power to dispose or to direct the disposition of: 100,000
     (iv) Shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class:

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

     N/A

Item 8. Identification and Classification of Members of the Group:

     N/A

Item 9. Notice of Dissolution of Group:

     N/A

Item 10. Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES
                                   ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13G is true, complete and correct as of the date hereof.

Dated: September 16, 2002


                                         /s/ Ronda Dumovich
                                         ------------------
                                         Ronda Dumovich